Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Sept. 24, 2006(1)	Sept. 30, 2007(1)	Sept. 28, 2008(1)	Sept. 27, 2009(1)	Sept. 26, 2010(1)	June 27, 2010(2)	June 26, 2011(2)
Earnings:
Income before income taxes	$44,011	$82,674	$66,630	$54,250	$41,171	$31,293	$28,707
Amortization of capitalized interest	219	226	469	849	843	633	621
Interest	58,476	67,849	65,531	65,572	65,330	49,146	40,234
Less interest capitalized during the period	(4,276)	(9,806)	(11,261)	(522)	(16)	(16)	(233)
Net amortization of debt discount and premium and issuance expense	3,038	5,496	3,193	3,202	3,202	2,408	5,436
Interest portion of rental expense	23,681	21,762	23,021	25,319	26,891	20,389	20,737

Earnings as adjusted	$125,149	$168,201	$147,583	$148,670	$137,421	$103,853	$95,502

Fixed charges:
Interest	$58,476	$67,849	$65,531	$65,572	$65,330	$49,146	$40,234
Net amortization of debt discount and premium and issuance expense	3,038	5,496	3,193	3,202	3,202	2,408	5,436
Interest portion of rental expense	23,681	21,762	23,021	25,319	26,891	20,389	20,737

Fixed charges	$85,195	$95,107	$91,745	$94,093	$95,423	$71,943	$66,407

Ratio of Earnings to Fixed Charges	1.47	1.77	1.61	1.58	1.44	1.44	1.44

(1)	Fiscal years 2006, 2008, 2009 and 2010 were 52-week years while fiscal 2007 was a 53-week year
(2)	Thirty-nine week periods